                     Filed by Avanex Corporation (Commission File No. 000-29175)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                    Subject Company: Oplink Communications, Inc.
                                                 (Commission File No. 000-31581)


                     PROJECT PEARL INVESTOR CONFERENCE CALL
                Moderator: Mark Weinswig, Director of IR, Avanex
                             Tuesday, March 19, 2002
                                   1:00 pm PT


Operator:
---------

               Ladies and gentlemen, thank you for standing by. Welcome to the Avanex/Oplink merger conference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded Tuesday, March 19, 2002. Here to discuss the merger are Paul Engle, Avanex's President and Chief Executive Officer and Fred Fromm, Oplink's President and Chief Executive Officer. I would now like to turn the conference over to Mark Weinswig, Director of Investor Relations at Avanex. Please go ahead, sir.

[Weinswig]:    Thank you.
-----------

               I would first like to note that this is a joint press conference and conference call. That means we have a live audience in front of us, and another group participating via a conference call.

               Our agenda is for our principal speakers, Mr. Paul Engle and Mr. Fred Fromm, to offer their remarks and then we will open to questions. We will alternate questions from the floor and from those calling in, as appropriate.

               We would like to clearly note that during the course of this conference call, participants from Avanex and from Oplink will make forward-looking statements regarding future events or the future performance of our respective companies and the combined company. We wish to caution you that these statements are just predictions that involve risks and uncertainties, and that actual events or results could differ materially. We discuss a number of the risks of our respective businesses in detail in our SEC reports, including Avanex's Form 10-K Annual Report filed on September 17, 2001 and Oplink's Form 10-K Annual Report filed on September 28, 2001, and our respective subsequent Form 10-Q filings. Any forward-looking statements must be considered in the context of these risks and uncertainties and the merger related risks set out in our press release.

               Now let me turn the meeting over to Paul Engle, President and CEO of Avanex.

[PaulE}:       Good Afternoon. I would like to thank you for participating
--------       today. As you know, this morning Avanexand Oplink announced that we have signed a definitive agreement to merge in a combination of two of the leading companies in the optical industry. The transaction is a strategic move by our two respective companies that we believe is in the best interests of our stockholders, customers, employees and suppliers. We expect to close this transaction during the second calendar quarter of this year. Our purpose here is to provide you with additional information regarding the transaction, including the terms of the transaction, the strategic nature of the merger, and our integration philosophy.

               [Terms and Accounting Treatment]

               First I would like to briefly discuss the transaction terms:

               o The transaction will be considered a stock-for-stock merger of equals.
               o Under the terms of the agreement, each outstanding share of Oplink held immediately prior to the effective date will be converted into approximately .405 shares of Avanex common stock. In addition, Avanex will assume outstanding Oplink options which will become exercisable into Avanex common stock. This translates into pro forma ownership in the combined company of approximately 50/50 for Avanex and Oplink stockholders on a fully diluted basis.

               o The transaction will be structured to qualify as a tax-free reorganization.

               o The transaction was unanimously approved by both company's Boards of Directors.

               o The transaction is subject to approval by both Avanex's and Oplink's stockholders, compliance with applicable regulatory requirements, and other customary closing conditions.

               o The combined Company will be named Avanex Corporation and will be headquartered in Fremont, CA.

               o I will serve as President and CEO at the new Company. Joe Liu, current Chairman of Oplink, and I will serve as Co-Chairman of the combined company. Fred Fromm will become a Director of the Company and, will serve as an advisor to the Company during its transition period. Other managerial appointments for the combined company are still under discussion.

         [Strategic Rationale]

         Now, I would like to shift gears and discuss the context and strategic benefits of the combination:

               Over the past 24 months, we have seen a revolutionary change in the optical networking industry, which has prompted us to take this action to strengthen our competitive position in the marketplace. Despite the current problems facing the industry, we remain very confident in the longer term potential for this sector as optical networking becomes the pervasive medium for telecommunications.

               We believe that there are 3 necessary steps that will facilitate this industry's evolution. First, network operating costs must be significantly reduced. Companies like Avanex & Oplink need to design solutions that reduce service provider operating costs by including additional functionality and flexibility that will stimulate carrier spending.

               Second, solutions must be more cost effective. Vertical integration, offshore manufacturing and new designs are all necessary characteristics of a lower cost solution for service providers.

               Third, next generation systems need a shorter time-to-market. System design time needs to be compressed from the historical 2-3 year cycle to 1-2 years. In addition, manufacturing lead times will need to compress to accommodate these shorter design cycles.

               We are already seeing the beginnings of these trends reflected through our discussions with systems manufacturers and carriers. The merger of the two companies will clearly position us to exploit these changes. As a combined company, we will be able to execute more quickly, more cost effectively, and with greater efficiency.

               In this context, there are a number of reasons why the combination of our two companies is compelling. This merger positions the combined company as a leading supplier of next generation optical solutions, combining the core competencies of each company to create a best-of-breed supplier of fiber optics. We will have one of the broadest product portfolios in passive optics, a strong diversified customer base among blue-chip telecom companies, and a robust financial position with approximately $400 million in cash and securities. In addition, the combination allows us to potentially accelerate our return to profitability by reducing our combined cost structure. Our vision is clear; we aim to be the leading supplier of next generation optical subsystems, integrated modules and components.

               On the product front, the combined company will have a full suite of subsystems, modules, and components giving us one of the broadest portfolios of optical solutions. We will have industry-leading products that address DWDM & OADM, amplification, dispersion compensation, and switching and routing applications.

               From a new technology/ platform perspective, the combined company will actively develop next-generation solutions taking advantage of our world-class development team.

               In the end, the combination of our companies brings to the market a very strong combination of advanced technology power coupled to a very broad combination of subsystem, module and component products. The combined company will have a compelling roadmap of next-generation solutions under development that you can expect to hear more of in the future.

               The new company also will have a diversified range of top-tier customers including Agere, Alcatel, Cisco, Fujitsu, Furukawa, Lucent, Nortel, Siemens and WorldCom, among the most recognizable and respected names in telecom. We expect to expand our sales opportunities by leveraging those relationships where either Avanex or Oplink is currently well positioned. In addition, analysis of our current customer programs indicates limited overlap of products, reducing the risks that are associated with supplier consolidation.

               The combination will also provide the new company with a significantly stronger balance sheet. Combined, we will have approximately $400 million in cash and securities enabling the company to continue a very robust R&D program, pursue strategic acquisitions and weather the current market downturn. We expect our stronger financial position to improve our standing in the industry, as customers increasingly view financial strength as an important differentiator among suppliers.

               From a breakeven perspective the combination allows us to reduce our overall cost structure and accelerate our path to profitability through facilities consolidation, manufacturing efficiencies, certain R&D rationalization and other cost reductions. I'll return to a discussion of synergies and cost savings later on.

               Fred and I will now focus in more detail on the individual strengths of both Avanex and Oplink and how we can build upon those strengths.

               Avanex, as many of you know, is a leading provider of next-generation optical solutions to both carriers and systems vendors. We have focused on introducing leading-edge modular solutions that increase network flexibility and system functionality while reducing cost. For example our PowerMux solutions have gained traction in the marketplace as a direct result of their high-performance characteristics and low cost.

               In addition another cornerstone of Avanex's success is the strength of our new technology development team, recognized around the world for its ability to design innovative products and technologies, and our outstanding product development teams that have brought numerous innovations into the commercial market place. For example, we are currently demonstrating two new product families this week at our booth at OFC, the PowerRouter, a wavelength routing product, and the PowerLeveler, a dynamic gain equalizer.

               Another important differentiator for Avanex is our insight into the needs of carriers and systems integrators. We actively demonstrate our expertise at our Photonics Center in Richardson, Texas, which gives our customers and ourselves an advanced test-bed to simulate new network architectures.

         Now let me turn it over to Fred to discuss Oplink's strengths.

[Fred]:        Thank you Paul and good afternoon. I would like to take a
-------        few minutes to share with you some of Oplink's core
               competencies, including Oplink's broad portfolio of passive solutions and low-cost offshore manufacturing capabilities.

               Before I begin, I would like to express how excited I am by the potential created through this combination. Both Paul and I are convinced that the combination of our two companies is in the best interests of our shareholders, customers, employees, and vendors.

               Oplink currently sells a wide range of passive solutions to a diversified base of over 100 customers. Our products include components and modules for DWDM, amplification and switching and routing applications. We have achieved significant success by focusing on delivering high-performance, low-cost products that increase network capacity and performance. For instance our recently introduced reconfigurable add/drop multiplexer provides our customers with software controlled network flexibility.

               Oplink's low-cost offshore manufacturing capabilities are well-respected by telecom companies for their high quality and short production times. Cost has become a critical issue for component vendors over the past 24 months as we've moved from a supply-constrained environment to one of low volume with short lead times. Oplink responded early to this trend by moving our manufacturing operations offshore and we are now producing the vast majority of our products at our low cost, offshore operations.

               In terms of the Avanex/Oplink merger, I believe this combination presents a unique opportunity to create a leader in this industry. With Oplink's low-cost offshore manufacturing, broad product offering and strong customer base, combined with Avanex's strong R&D capabilities and telecommunications expertise, the combined company will be a market leader with a strong customer base for providing optical solutions to systems companies and carriers.

               {Integration]

               Now Paul and I will take a few moments to discuss the integration plan, cultural fit, and potential synergies.

               Our plan is to move production of the combined company's products to our offshore facilities in stages. We will continue to utilize domestic facilities and to migrate certain product lines to our offshore facilities over time in order to realize the cost benefits of these low cost facilities. I believe Oplink's experience in transferring production to our offshore manufacturing locations will facilitate a smooth transition.

               Before turning you back to Paul, let me briefly describe one of the most important aspects of any merger: the cultural fit. Both Avanex and Oplink share similar entrepreneurial cultures and many close professional and personal connections between our employees. For instance, Avanex's co-founder, Dr. Simon Cao, was an important contributor to the initial success of Oplink. Dr. Cao worked with Oplink's founder Joe Liu before co-founding Avanex. In addition,

               I've had the opportunity to spend a lot of time with Paul and his team over the past few months, and based on that experience, I believe this is a great fit.

               Now let me turn the call back to Paul.

[Paul E]:      Thank you Fred. I will now take a few moments to discuss the
---------      potential benefits from the synergies that are possible through the merger. The three most significant opportunities for realizing synergies, I believe, are through facilities consolidation, R&D reorganization, and other administrative cost reductions.

               We expect to realize significant cost reductions from consolidating facilities around the world. For example, the combined company's headquarters will be located in Fremont, California. By moving certain product lines overseas, we expect to increase utilization of low-cost offshore facilities, further reducing costs.

               In addition, we expect to more efficiently spend our R&D dollars by eliminating redundant projects. For example, we are both now working on next-generation mux/demux products that currently address the same opportunity and customer. By combining efforts we expect to focus on the most promising design approach from Avanex and Oplink, and then re-allocate those freed up resources to other promising opportunities. Our vision is to be the leading developer of next generation optical solutions and technologies.

               I also believe we can realize significant savings in other general and administrative spending categories through this combination. For example, reducing outside consultants, insurance, filing fees etc.

               Based on our preliminary analysis we expect to be able to generate approximately $15 million in net cost savings in the first full year of operating as a combined entity. Naturally, we will be giving more detail on the cost synergies in future conference calls.

               In summary, the combined company will be well positioned on many fronts. With its low cost manufacturing facilities, diversified tier-1 customer base, wide product breadth, world-class R&D capabilities and strong financial position, we expect to be a market leader. Through this combination we are taking the first step towards realizing our vision of being the largest provider of optical solutions.

               Operator, we are now ready for questions.


Operator:      The conference operator will moderate the questions. The cue for
---------      ----------------------------------------------------------------
               Avanex's CEO to conclude will be the operator indicating that
               -------------------------------------------------------------
               there are no further questions and that the call is being turned
               ----------------------------------------------------------------
               back to him.
               ------------

[Question]:    Paul and Fred, Oplink had a strategy of [inaudible] manufacturers
-----------    you talked about, Avanex has had a strategy of outsourcing, can you talk about (a) how that's going to [inaudible] going forward
               [inaudible] strategy [inaudible] how much supply does the merger actually take out of the [inaudible]?

[Paul Engle]:  Well as you said on Avanex's side, we have been working
-----------    with outsources. We on the immediate term will continue to work with outsources. We have some very excellent partners there and we, I think as we move through the merger and close the merger, will certainly look very closely at what are the best opportunities for manufacturing. It may be well, that we will continue to use outsourcing as an appropriate solution. I think for example outsourcing where there are some common economies of scale is an outstanding way to gain some benefits that you can't get when you own your own facilities but then of course we will utilize our existing facilities that result in this merger to the best advantage in order to get maximum benefit. The other part of your question was?

[Question]:    [inaudible]
-----------

[Fred Fromm]: Well you know, first let me comment on this from the point of ------------- view of our facility at Zhuhai. I think in the last several quarters we've been very open that we're proudly running those facilities at somewhere around 40 to 50% capacity. From the point of view of capacity, I would hope that as we migrate, we're going to utilize more of that available. From the point of view of floor space, we definitely need to begin setting up additional lines to be able to handle those products from Avanex that we will migrate there, but again, we have no shortage of square footage. We have exactly 400,000 square foot that is ready right now for manufacturing is finished out and antistatic floor is ready for production and will begin utilizing that space. How much of it I don't know at this point but we will take up, I mean that's part of the synergy advantage we have here.

[Paul Engle]: Let's take another question from the floor. Alright anyone else ------------- from the floor live? Yes.

[Question]:    [inaudible]
-----------

[Paul Engle]:  Let me just paraphrase the question for those of you that are not
-------------
               live. I think the question is about as we consolidate in the space do we see the end of that or will we be looking for more opportunities.

               I think certainly this is a major focus for us now is to effectively complete this merger and then after we do that, as both companies had been doing, we will continue to look for other opportunities or out into space build a, continuously build the company into a stronger and stronger more capable supplier player in this market space.

[Question]:    [inaudible]
-----------

[Paul Engle]: The question was do we expect to see our competitors on much the ------------- same course.

               I'm sure they are, but I think what will differentiate us is the new company will be a really powerful player in this, in this space. We'll have a very large cash capability that we can use strategically, there'd be absolutely no question about you know things that seem to buzz around about survivability and so forth. We'll have a much broader product line, we will have a consolidated low cost manufacturing capability to support our product line, we will continue at best very strongly in R&D for new products and I think while other competitors in the industry will certainly presumably be looking for consolidation opportunities too, I think we will have a very compelling capability to lead that to our advantage.

[Operator]:    Thank you our next question comes from Conrad LaFeur.
-----------

[Question]:    Yeah good afternoon guys, I guess this is a question for Fred.
-----------    Fred, what percent of Oplink's revenue is related to mux/demux and interleavers and then just a clarification, did you say that you expect to move all of the production of the combined capacity overseas and if so what would be the timing of that?


[Fred Fromm]: First let me, first question, I guess we don't have to repeat it ------------- cause the phone guy is here. The first question, what percentage of our business is mux/demux. It's roughly 50%, mostly in DWDM components and modules, very minimal in interleavers so the interleaver overlap is, I anticipate the jist of your question is very insignificant, it's quite complimentary and that was one of the benefits of the operation. Now I made the comment in the long run, I think strategically we would head in that direction, but as I said also in the earlier comment you have to do that kind of movement within the existing framework of current operations and to the you know specific economic analysis of the, of the current other sources, outsources or other approaches so it will not be done overnight in that way.

[Paul Engle]: Conrad, this is Paul Engle. We're building a plan to do that and ------------- we'll certainly go public about those plans as we, as we develop them and keep you informed, but we certainly recognize huge synergies there, we will move as quickly as we can but is not something that will be overnight, we can't pack everything up and move it that quickly.


[Paul Engle]:  Other questions from the live audience?
-------------


[Operator]:    Thank you, our next question comes from Steve Levy.
-----------

[Question]:    Great, three questions for you, I guess my first one was can you
-----------    help us understand how much of the merger was influenced by customer demand vs. the perceived synergies each company saw and the one things you touched on was your customers were interested in finding component vendors with strong financial basis but I was hoping you could expand on that in terms of what your customers are asking for?

[Paul Engle]: Ok, the first one was about what was the motivation relative to ------------- customers, I think, am I paraphrasing that correctly?

[Question]:    [inaudible]
-----------

[Paul Engle]: Well I think in general was what customers are telling us about ------------- is they want to consolidate, reduce costs, they don't want to deal with so many vendors, they want as few vendors as they can get away with but certainly more than one who have a broad range of highly refined competencies over a broad product range.

               And I think from my side, Fred can answer himself, you know while Avanex is certainly focused and very strongly in certain areas we were aware that we had a lot of holes in our portfolio because we hadn't developed those products and we were focusing in certain areas like high performance mux/demux and so forth and the message I think from customers is that they would like to deal with fewer customers more effectively.

[Fred Fromm]: I would ditto that and point out again, that as we well know in ------------- the general space that both our companies addressed, there is a pretty dominant supplier and we get strong recommendations from our customers that they're looking for alternatives to that with those broad competencies and the issue of financial survivability today is increasingly important to them. They do not want to start specifying supply from somebody that may be bankrupt in 12 months. So those are issues that they support the premise that having a broader portfolio, a stronger balance sheet will all be positive aspects of this merger.

[Paul Engle]: This certainly focuses on the execution side, we have to be, we ------------- have an enormous opportunity here and we will have to deliver to our customers a very high standard of performance and execution quality which is products, product portfolio, time to market, technical performance capability and manufacturing and sales and service and support so that the opportunity is very very good but the standard of excellence is very high from our customers and I think we can in a combined way, we can address all of those in a way that brings us to the leadership position that we want to go to.

[Question]:    Ok, great. My second question was if you could give us an idea of
-----------    what the pro forma cash burn could look like once the two
               companies are united?

[Paul Engle]: We're at this point in time we're not prepared to provide ------------- financial information regarding the view of the two companies, it's too early, we're both in blackout periods regarding our current quarters, we can not talk about financial information in detail but we will be talking about that in future conference calls.

[Question]:    Ok great and my clarification was Cisco one of the customers you
-----------    listed in your customer base of the combined company?

[Paul Engle]:  I believe so, yes.
-------------

[Fred Fromm]: Cisco is a customer of both companies today. So yes we will see ------------- it as one of the combined.

[Question]:    Ok great, thank you.
-----------

[Paul Engle]: [inaudible] take one from the floor now, live floor. Anyone else? ------------- Yes, sir?

[Question]:    [inaudible]
-----------

[Fred Fromm]: We've got a problem with this call. I think we're patched into ------------- some other call.

[Paul Engle]:  Hello, anyone hear me?
-------------

[Fred Fromm]: You can't talk [inaudible]. We don't know who's hearing ------------- [inaudible]. Anyway, if you are interested in this...

[Paul Engle]:  Whoever's on the line.
-------------

[Fred Fromm]: The repeat was that we have in the audience one of the, our ------------- European distributor representatives from Castle in the UK and his question was will we continue the relationship, first speak of course up until and through closing time, Oplink will of course honor all our relationship contracts with you and everyone else and of course we value your representation and we have to sort through whatever overlaps and redundancies we might have in representation throughout the world and we will have to make appropriate decisions and I don't have at this point in time a road map to that but we certainly will be working with you on those issues.

[Question]:    [inaudible]
-----------

[Paul Engle]: Well certainly Fred and I will as we, we'll work closely ------------- together, as close as we can between now and the completion but also in recognition of the fact that until this merger is closed, we're two legally separate companies and so that allows us to do some things and certainly have a lot of discussions but there are also some limits and then after the merger's complete Fred will be a very important part of being an advisor to me, working closely as he obviously knows the relationship and I'm not aware of it so we will certainly work closely together.

[Operator]:    Thank you our next question comes from Sinead Kuru.
-----------

[Question]:    Hi it's Sinead Kuru. I wanted to ask you about the offshore
-----------    manufacturing Fred. What percentage of manufacturing would, would as stands would the combined company do now in the U.S. and what percentage offshore and how much would this be worth from the financial point of view and also you mentioned consolidation and opportunities for the future, would some possibilities for consolidation include the active components market?

[Fred Fromm]: Ok, let's peel that onion. First the manufacturing today Oplink ------------- manufactures nearly 100% of it's products offshore. Avanex manufactures, Paul, 50%...

[Paul Engle]:  Yes, 50%.
-------------


[Fred Fromm]: ...offshore and the other still in the domestic facilities. I ------------- don't know the answer right now as to what the percentage will be over what period of time, but again the strategy is to get everything to it's most efficient manufacturing opportunity and where that makes sense, so we will be migrating in that way and we just don't have the details of that.

[Question]:    Do you have a dollar figure for how much your manufacturing in
-----------    the U.S. is worth at the moment, if you can break that down.

[Fred F]:      In terms of revenue?
---------

[Paul Engle]:  What do you mean by worth?
-------------

[Question]:    I guess how much you're spending on it [inaudible].
-----------

[Paul Engle]: Well I think it's too soon to detail all these plans about how ------------- our cost, I think your getting at how will our cost savings emerge, when will they emerge and to what dollar amount. We cannot, we cannot talk in detail about that as it's too soon to do so. We are again, we're not able to reveal at this time financial details, at that level of detail.

[Question]:    Ok.
-----------

[Paul Engle]:  They need further work.
-------------

[Question]:    Alright. Ok, then the second question?
-----------

[Fred Fromm]:  Which was consolidation?
-------------

[Question]:    ...and the active, yes.
-----------

[Paul Engle]:  I think, you know, talking about actives...
-------------

[Question]:    Is this Fred or Paul, I'm sorry?
-----------

[Paul Engle]: This is Paul. I think it's fair to say, both companies from time ------------- to time and I can say almost on a continuous basis have seen opportunities in the marketplace to look at the active side of the market. We are both positioned in passives through this merger we will be positioned as a very strong passives company, much stronger that either one of us on a stand alone basis which is a prime motivation behind this merger. Looking forward at how we might go forward, it would include a whole wide range of possibilities. It could include further opportunities since passives, it could include actives as it has, as actives have been on our plate to look at previously. We certainly would look at actives, have looked and would continue to look at actives opportunities.

[Question]:    Right, ok. Thank you.
-----------

[Operator]:    Thank you. Our next question is from Pierre McCongo.
-----------

[Question]:    Question sir, do you expect the merger to be accretive?
-----------

[Fred Fromm]:  Yes.
-------------

[Question]:    Any idea by how much?
----------

[Fred Fromm]:  We have ideas.
-------------

[Paul Engle]: Yes, we have ideas but the details of that, we need to get to a ------------- point in our financial planning and out of the quiet period that we're currently in which will certainly happen before we've, at the time that we file our, all the legal documents and so forth that go with this thing, but we will be talking about that in detail later. Yes we view this as an accretive merger.

[Question]:    Ok. So it will be accretive for both companies or for one?
-----------

[Paul Engle]: I think we should just stop there and not provide any more ------------- insight at this point in time would be the guidance I would advise.


[Question]:    And for Paul, can you be a little more specific in terms of what
-----------    are the specific technologies that you gain with this merger, because basically you're merging with another company that is a passive component and if you could clarify that a little it more.


[Paul Engle]: Well we are, we are both passives optics companies and through ------------- the important thing to realize the merger we will increase our strength considerably, however is that while we even have common customers, we don't compete on virtually any programs even in those common customers for particular platform opportunities, it's very additive. I mean at a top level, say in DWDM optical multiplexing, we both make filter based optical multiplexing, however the way in which we both address that market is slightly different and we have interestingly enough pursued opportunities with our customer base that turn out to be quite complimentary and so the, while there's some overlap in the DWDM and OEDM, the additional programs that come to light and the additional opportunities that those programs will allow us to offer to those customers is an important strategic advantage.

               We don't make, for example, we don't make any of the component products that Oplink bring to the marketplace where they've developed a large customer base and a large set of accessible market opportunities. And then high end products, certain high end products, for example interleaver products that we have, we have been more market successful in those areas than Oplink has so it's a very good combination fit without a lot of overlap, even though you say at the top end that we're both passive optics suppliers.

[Question]:    Could you explain the strategy of merging you know with a passive
-----------    company, rather than, you know merging with an active company and then later on you know acquiring more passive, other passive companies?


[Paul Engle]: Sure, I think this strategy about why to merge with Oplink now ------------- for example, really is to build a very strong company that has a broad portfolio products and a capability then also at the high end of the technology to be strong, much stronger than either one of us individually in a focused area like passive optics. The, why do this now, course some of that has to with the timing of opportunity, but from a strategic point of view, I think that makes a lot of sense, in that by building a very strong capability in passive optics, you build a better platform and a sounder customer base going forward with which then you can build on other parts of the company, such in an active side. I think for Avanex I can speak to the idea that we could have moved into passives, from passives to actives, but I think the problem is strategically you don't have a broad enough base to have really critical mass.

               Building real critical mass, number two strength we think, very strong competitor as a platform with which to then launch off into other areas is better than doing it in a fragmented way.

[Question]:    And just finally the last question, could you give us an idea of
-----------    how you will allocate the 15 million cost savings in terms of
               G&A, R&D and cost of goods sold approximately.

[Paul Engle]: We're not prepared to give you any concrete idea of how that will ------------- happen. Some of that is quite obvious that I mentioned in the call
               about G&A costs that are redundant. We plan on manufacturing cost savings as a significant factor and then we know that we can consolidate and improve the quality of our aggregate spend in R & D because there are certain things we're working on between us that we'll decide collectively to not work on and redeploy those resources to other areas. Providing all that detail is just not appropriate yet.

[Question]:    Thank you very much.
-----------

[Paul Engle]:  You're welcome.
-------------

[Operator]:    Thank you, our next question comes from Tom Henderson.
-----------

[Question]:    Good afternoon Fred, Paul, I just wanted to know how many
-----------    employees do both companies have now and how many will they have after the merger, or how many will the combined companies have after the merger?

[Fred Fromm]: Well today I think the combined number is about 800 U.S. and ------------- 1,100, 1,200 in China, but we're not ready to announce what the post integration numbers are going to be. Probably be less than that.

[Question]:    And all Oplink's offshore facilities are in China?
-----------

[Fred Fromm]:  Yes.
-------------

[Question]:    All right, thank you very much.
-----------

[Operator]:    Ok, our next question comes from Nick Park.
-----------

[Question]:    Yes hi, I wanted to ask a little bit more on the strategic
-----------    acquisitions front, you mentioned that 400 million dollars in cash you might be able to pursue strategic acquisitions going forward, can you talk a little about some broad areas of opportunity you see out there?

[Fred Fromm]: Well, I think there's a lot of broad areas of opportunity out ------------- there as we address the portfolio and expand it, Paul has already mentioned that the first strategy is to have a strong passive approach. We have a great deal of combined technology power in that area, we're very strong in multiplexing and multiplex technology including interleavers, very strong in amplifier components, we're very strong in switching and routing, but there also are places where we have opportunities like plainer devices of all types just on the passive side. And then we have the opportunities to start moving into higher levels of integration and sourcing other componentry, mems conponentry, other things that our customers look for so think there's no shortage of opportunity and we also know that there's no shortage of ideas out there and the challenge that the merged company will have is analyzing the appropriate opportunities and making the appropriate investments with that resource.

[Paul Engle]: There's likewise a whole range of product ideas that you ------------- generally categorize on the active side, but we've talked about this, but we've talked about it in a general sense.

[Question]:    Thank you.
-----------

[Paul E]:      Thank you for participating in this call. Both Fred Fromm and I
---------      ---------------------------------------------------------------
               will be available at our respective booths over the next few days
               -----------------------------------------------------------------
               to answer any questions you may have. Avanex is in booth 1711 and
               -----------------------------------------------------------------
               Oplink is in booth 4321. We will be releasing more details about
               ----------------------------------------------------------------
               this combination over the coming quarter. We intend to ensure
               -------------------------------------------------------------
               that everyone--shareholders, customers, employees, suppliers,
               --------------------------------------------------------------
               and industry analysts--understands this transaction and its
               -----------------------------------------------------------
               impact on our near and long term strategy.
               ------------------------------------------

Additional information about the merger and where to find it
------------------------------------------------------------

Avanex intends to file a registration statement on Form S-4 in connection with the transaction, and Avanex and Oplink intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC's web site at WWW.SEC.GOV. A free copy of the joint proxy statement/prospectus may also be obtained (when it is available) from Avanex and Oplink. In addition to the registration statement on Form S-4 to be filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC's web site at WWW.SEC.GOV. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex's executive officers and directors in Avanex is set forth in the proxy statement for Avanex's 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex's executive officers and directors in the Merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.

Oplink's executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Oplink and Avanex in favor of the Merger. A description of the interests of Oplink's executive officers and directors in Oplink is set forth in the proxy statement for Oplink's 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Oplink's executive officers and directors in the Merger by reading the joint proxy statement/prospectus filed with the SEC when it becomes available.